Mail Stop 6010

April 27, 2006

<u>VIA U.S. MAIL AND FACSIMILE (31 40 268 2000)</u>

Mr. Peter T. F. M. Wennink
Chief Financial Officer
ASML Holdings N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

      RE: ASML Holdings N.V.
               Form 20-F for the fiscal year ended December 31, 2005
               Filed January 27, 2006
               File No. 000-25566

Dear Mr. Wennink:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.   We note that you present your cash flows from operating activities by adjusting "net income (loss) from continued operations" to net cash flow from operating activities.   Under paragraph 28 of SFAS 95, those who choose to use the indirect method of presenting operating cash flows should adjust *net income* to reconcile it to net cash flow from operating activities. Please revise in future filings.

Note 8. Intangible assets, page F-19

2.   We see that you have recorded EUR 70 of charges related to the patent settlement with Nikon. You expensed EUR 49 million as research and development expense during the year ended December 31, 2004. The remaining value, EUR 21 million, was capitalized as an intangible asset and is being amortized over a 5 year period. Please tell us and revise future filings to disclose how you allocated the amounts to expense and intangible asset. Additionally, please clarify the basis for the five year useful life of the intangible asset.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief